 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
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[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  1-3215
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JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN

(Full title of the Plan)

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.   Financial Statements and Exhibits

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Signatures

The supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Exhibits:
23.  Consent of PricewaterhouseCoopers LLP, dated June 22, 2017

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN

Date: June 22, 2017	By:	/s/ Peter Fasolo
Peter Fasolo
Chairman, Pension and Benefits Committee

JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN
__________________

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Johnson & Johnson Retirement Savings Plan
Index to Financial Statements
December 31, 2016 and 2015

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13
The supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of Johnson & Johnson Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Johnson & Johnson Retirement Savings Plan (the “Plan”) as of December 31, 2016 and December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 22, 2017

Johnson & Johnson Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$399,236,442	$351,362,851
Total investments	399,236,442	351,362,851
Receivables
Employee contributions	519,036	513,354
Employer contributions	186,367	191,054
Total receivables	705,403	704,408
Total assets	399,941,845	352,067,259
Liabilities
Accrued expenses	141,787	153,762
Total liabilities	141,787	153,762
Net assets available for benefits	$399,800,058	$351,913,497
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2016

Additions to net assets attributed to	2016
Investment Income/Loss
Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss	$40,610,458
Contributions
Employee contributions	20,176,764
Employer contributions	6,587,967
Total additions	67,375,189
Deductions from net assets attributed to
Benefits paid to participants	18,808,716
Administrative expenses	679,912
Total deductions	19,488,628
Net increase	47,886,561
Net assets available for benefits
Beginning of year	351,913,497
End of year	$399,800,058
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

1.    Description of the Plan
General
The Johnson & Johnson Retirement Savings Plan (the “Plan”) is a participant directed defined contribution plan which was established on March 1, 1990 for eligible employees of certain participating subsidiaries of Johnson & Johnson (the “Plan Administrator” or the “Company”) located in Puerto Rico which have adopted the Plan. The Plan was designed to provide eligible employees with an opportunity to strengthen their financial security at retirement by providing an incentive to save and invest regularly. The funding of the Plan is made through employee and Company contributions. The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”). Recordkeeping services are provided by Aon Hewitt. The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share of the Trust.
State Street Bank and Trust Company (“State Street”) serves as agent and custodian of the Plan for purposes of investment of the assets of the Trust. Banco Popular de Puerto Rico serves as Trustee of the Plan. As such, State Street performs certain services for the Plan, including the execution of certain participant directed investments, which are commingled for investment purposes only with assets of other tax-qualified plans maintained by Johnson & Johnson.
This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.
Contributions
In general, salaried and hourly employees of participating Johnson & Johnson companies who are Puerto Rico residents can contribute to the Plan immediately. There is no service requirement for employee contributions.
Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants.  Participating employees may contribute a minimum of 3% up to a maximum of 25% pre-tax and/or a minimum of 1% up to a maximum of 10% post-tax of their base salary.  Annual pre-tax contributions may not individually exceed $15,000 in 2016 under Puerto Rico law.
Participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up contributions”) above the annual PR Internal Revenue Code limitations up to $1,500 in 2016. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution.  This amount will be in addition to the pre-tax contribution percentages that participants have elected. The catch-up contribution is not eligible for the Company matching contribution.
After one year of service, participants receive a Company matching contribution equal to 75% of the first 6% of his/her pretax contributions. The Company matching contribution is comprised of cash and invested in the current investment fund mix chosen by the participant.
Investments
Participants may invest in one or more of the nine investment funds offered by the Plan.  Each of the funds represents a mix of various investments. The investment mix chosen by the participant will apply to employee and Company matching contributions.  Rollover contributions are invested at the election of the participant.
Participants receive dividends on Johnson & Johnson Common Stock shares held in the Johnson & Johnson Stock Fund.  The dividends are automatically reinvested in the Johnson & Johnson Stock Fund. For all other funds, State Street reinvests all dividend and interest income.
Vesting
A participant’s interest in his/her account, including participant contributions, Company contributions and earnings thereon, is always fully vested.  As a result, there are no forfeitures under the Plan.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Payment of Benefits
Participants are allowed to withdraw their post-tax contributions and earnings thereon one time per calendar year. Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions.  The benefits to which participants are entitled are the amounts provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant’s account balance. Participants have the option of receiving part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson Common Stock (plus cash for fractional shares) for lump sum distributions other than a hardship.
Benefits are also paid to participants upon termination of employment, long-term disability or retirement.  Participants can elect to defer payment if account balances are greater than $5,000.  Distributions are paid either in a lump sum payment, or installment payments made on a monthly, quarterly or annual basis over a period of years selected by the participant.
A participant’s account may be distributed to his/her beneficiaries in lump sum or in installments upon the participant’s death only if the beneficiary is a spouse. Otherwise, it is paid to the beneficiary in a lump sum, either directly or rolled over to an Individual Retirement Account ("IRA").
Administrative Expenses
All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.
Termination
Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.
2.    Summary of Significant Accounting Policies
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).  This update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient, and also removes the requirements to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share as a practical expedient. This update is effective for the Plan’s fiscal years beginning after December 15, 2015, with early application permitted. The financial statements have been modified to reflect these changes.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  Part I of this update requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. More information on the valuation methodology of the fully benefit-responsive investment contracts can be found in footnote 3. The amendments in Part II of this update, requires that investments (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics and risks. In addition, certain other investment disclosures are eliminated. Part III is not applicable to the Plan. This update is effective for fiscal years beginning after December 15, 2015, with early application permitted. The financial statements have been modified to reflect these changes.
In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). This update removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. This update is effective for fiscal years beginning after December 15, 2018, with early application permitted. This update will not have a material impact on

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

the Plan's financial statements and Plan's management, Johnson & Johnson, is evaluating the impact of the update on the Plan's notes to the financial statements.
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition of the Trust
The Plan’s interest in the Trust is stated at fair value, except for the fully benefit-responsive investment contracts which are stated at contract value. The investment in the Trust represents the Plan's interest in the net assets of the Trust.
As the investment funds contain various underlying assets such as stocks and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds.  The purchase or redemption price of the units is determined by State Street, based on the current market value of the underlying assets of the funds.  Each fund’s net asset value for a single unit is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.
Purchases and sales of securities are recorded on a trade-date basis.  Gains and losses on the sale of investment securities are determined on the average cost method.  Dividend income is recorded on the ex-dividend date.  Interest income and administrative expenses are recorded on an accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the investment income/loss for the Plan's interest in the Trust which consists of the Plan’s allocated change in unrealized appreciation and depreciation of the underlying investments, realized gains and losses on sales of investments and investment income/loss.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Derivatives
The Trust mitigates risk through structured trading with reputable parties and continual monitoring procedures. The Trust enters into forward foreign exchange contracts to hedge against adverse changes in foreign exchange rates related to non-U.S. dollar denominated investments. The Trust is exposed to credit risk for non-performance by the counterparty and to market risk for changes in interest and currency rates. The Trust accounts for forward foreign exchange contracts at fair value.
The Trust actively manages risk by periodically investing in interest rate swaps, credit default swaps and fixed income options. Interest rate swaps are used to manage interest rate risk and provide an effective means to adjust portfolio duration, maturity mix and term-structure. Credit default swaps are used to either synthetically add or reduce credit risk to an individual issuer or a basket of issuers. Depending on the type of contract, the counterparty risk exposure can be either with the exchange or another counter party. Fixed income options are used in various ways including: to pursue upside exposure to a portion of the yield curve, to capitalize on anticipated changes in market volatility, to focus on generating income, and to serve as a hedge. The Trust records interest rate swaps, credit default swaps and options at fair value.
The fair value of a forward foreign exchange contract is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate. Interest rate swaps are valued daily using underlying yield curves based upon broker/dealer sources, present value of expected cash flow, and frequency of which it compounds and pays. Credit default swaps are valued using daily underlying yield curves and/or credit curves and spreads based upon broker/dealer/index sources, present value of expected cash flow, and frequency of which it compounds and pays including a weighted default calculation. Options are valued daily using underlying yield curves based upon broker/dealer sources, present value of expected cash flow, and frequency of which it compounds, and pays including an implied volatility calculation.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and the applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reporting of Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
3.    Master Trust
a.     Fair Value Measurements
The assets of the Johnson & Johnson Savings Plan, the Johnson & Johnson Savings Plan for Union Represented Employees, the Johnson & Johnson Retirement Savings Plan, the Retirement Plan of Johnson & Johnson and Affiliated Companies, the Johnson & Johnson Retirement Plan for Union Represented Employees, and the Johnson & Johnson Retirement Plan for Puerto Rico Employees comprise the total of the Trust which is held by State Street.
The Plan’s valuation methodologies were applied to all of the Trust's investments carried at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
•Level 1 - quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2 - quoted prices for identical assets or liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•Level 3 - inputs are unobservable and significant to the fair value measurement. These are usually negotiated prices between two parties.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for the investments measured at fair value:
•Short-term investment funds - Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1.  Other investments are through investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.
•Government & agency securities - The assets are comprised of government and agency securities and U.S. Treasury Bills and Notes of varying maturities. Level 2 fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.
•Corporate debt - A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs, usually negotiated values agreed with the interested parties.
•Common and preferred stocks - U.S. and International common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common and preferred stocks are classified within Level 1 of the valuation hierarchy.
•Common Collective Trusts ("CCTs") - The fair value of all CCT interests have been determined using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  CCTs are included in Investments measured at Net Asset Value.
•Mutual Funds - Mutual funds that have a quoted market price are classified as Level 2.
•Other assets and liabilities, net - Other assets and liabilities are represented primarily by commercial loans and mortgages that are not classified as corporate debt. Other assets and liabilities, that are exchange listed and actively traded, are classified as Level 1 while inactively traded assets are classified as Level 2. The other assets and liabilities valued using unobservable inputs are classified as Level 3.
At December 31, 2016 and December 31, 2015, the Trust had unfunded commitments of underlying funds of the Limited Partnerships ("LPs") investments of $33,708,524 and $39,809,572, respectively. These commitments are expected to be satisfied with new cash flows, distributions from existing funds, reinvestment of proceeds and/or from selling existing investments. The LP investments have target maturity dates ranging from 2017 through 2022 with renewal options available to the Plan.  The Trust's investments in the LPs are not redeemable at any point in time. The fair value of the LPs have been determined using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. LPs are included in Investments measured at Net Asset Value.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

2016 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2016	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$(1,876,879)	$1,115,623,924	$—	$1,113,747,045
Government and agency securities	—	2,289,311,975	—	2,289,311,975
Corporate debt	—	1,398,816,872	399,420	1,399,216,292
Preferred stocks	19,107,763	—	—	19,107,763
Common stocks	16,478,926,174	—	—	16,478,926,174
Mutual funds	—	128,424,221	218	128,424,221
Other assets and liabilities, net	90,973	130,768,708	218	130,859,899
Trust investments at fair value	16,496,248,031	5,062,945,700	399,638	21,559,593,369
Investments measured at Net Asset Value				7,498,045,618
Guaranteed and synthetic investment contracts at contract value				1,963,547,386
Total Master Trust investments				$31,021,186,373
Receivables				644,350,590
Payables				(909,110,760)
Net investments in Master Trust				$30,756,426,203

2015 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2015	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$43,728,237	$772,265,140	$—	$815,993,377
Government and agency securities	—	1,390,086,215	—	1,390,086,215
Corporate debt	—	1,208,565,262	407,264	1,208,972,526
Preferred stocks	14,678,582	—	—	14,678,582
Common stocks	15,764,018,321	—	—	15,764,018,321
Mutual funds	—	117,370,950	—	117,370,950
Other assets and liabilities, net	294	106,047,273	218	106,047,785
Trust investments at fair value	15,822,425,434	3,594,334,840	407,482	19,417,167,756
Investments measured at Net Asset Value				7,293,401,851
Guaranteed and synthetic investment contracts at contract value				1,810,127,953
Total Master Trust investments				$28,520,697,560
Receivables				373,802,277
Payables				(389,766,460)
Net investments in Master Trust				$28,504,733,377

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Trust’s Level 3 assets for the year ended December 31, 2016.

	Corporate debt	Other assets and liabilities, net	Totals
Balance December 31, 2015	$407,264	$218	$407,482
Realized (losses) gains	—	—	—
Unrealized gains (losses) for assets still held at December 31, 2016	(7,844)	—	(7,844)
Transfers in	—	—	—
Transfers out	—	—	—
Purchases	—	—	—
Sales	—	—	—
Balance December 31, 2016	$399,420	$218	$399,638

Transfers into, and out of, Level 3 are valued utilizing values as of the beginning of the period. There were no transfers between Level 1, 2 or 3 assets.
The assets of the Plan are maintained in the Trust.  The Plan holds approximately 1.3% or $399,236,442 and 1.2% or $351,362,851, respectively, of the Trust’s net assets as of December 31, 2016 and December 31, 2015.  The Plan’s sole investment is its interest in the Trust and therefore is greater than 5% of Plan net assets. Net assets, income, and expenses are allocated to the Plan based on the total of each participant’s share in the respective funds.
The net investment income of the Trust was composed of the following:

	December 31,
	2016	2015
Net appreciation(depreciation) in fair value of investments	$2,212,712,410	$(384,101,310)
Interest	199,944,303	134,935,764
Dividends	364,211,741	338,537,144
Net investment income	$2,776,868,454	$89,371,598
b.    Guaranteed and Synthetic Investment Contracts
The Trust holds investments in traditional and synthetic GICs.  The weighted average insurance financial strength rating of the insurers for these contracts is AA-.  These investments are recorded at their book values. The traditional and synthetic GICs’ contract value represents book value plus reinvested income adjusted for net cash flows. Both the traditional and synthetic GICs are fully benefit-responsive. Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.
The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by an insurance company, which are backed by the general account of that insurer. The contract value of the traditional GICs was $1,084,302,563 and $950,283,619 at December 31, 2016 and December 31, 2015, respectively.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

The synthetic GIC provides a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust.  The portfolio of assets, overall of AA credit quality, underlying the synthetic GIC primarily includes government and agency securities, corporate debt, mortgage backed securities, and asset backed securities. The contract value of the synthetic GIC was $879,244,823 and $859,844,334 at December 31, 2016 and December 31, 2015, respectively.
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional and synthetic GIC may be different from each issuer. Examples of such events include:  the Plan’s failure to qualify under the Internal Revenue Code for a New Puerto Rico, as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan fiduciaries believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value, is not probable.
4.    Derivatives

a.	Forward Foreign Exchange Contracts
The Trust had forward foreign exchange contracts outstanding at December 31, 2016 and December 31, 2015 in various currencies. The average notional amount in the Trust for these contracts purchased and sold for the year ended December 31, 2016 was $15,181,037 and $57,371,059, respectively, and for the year ended December 31, 2015 was $24,091,621 and $77,841,656, respectively. As of December 31, 2016 and December 31, 2015, there was $4,309,025 and $450,168 of unrealized appreciation on forward foreign exchange contracts, respectively, and $264,961 and $361,902 of unrealized depreciation on forward foreign exchange contracts, respectively. The net unrealized appreciation/depreciation of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statements of Net Assets Available for Benefits. The net gain/loss on these derivative instruments is included in the Plan’s Interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss in the Statement of Changes in Net Assets Available for Benefits. For the years ended December 31, 2016 and December 31, 2015, there was $6,082,840 and $446,457, respectively, of total net realized gain/loss and net change in unrealized appreciation/depreciation on forward foreign exchange contracts. As of December 31, 2016, the Trust pledged cash collateral of $3,916,000 to brokers related to forward foreign exchange contracts.

b.	Swaps - Interest Rate and Credit Default
The Trust had interest rate swaps outstanding at December 31, 2016 and December 31, 2015. The average notional amount in the Trust for these contracts for the year ended December 31, 2016 was $52,783,333 and for the year ended December 31, 2015 was $125,091,667. As of December 31, 2016 and December 31, 2015, there was $961,699 and $72,337 of positive fair value on open interest rate swap contracts, and $343,379 and $1,872,144 of negative fair value on open interest rate swap contracts, respectively. The net fair value of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statements of Net Assets Available for Benefits. The net gain/loss on these derivative instruments is included in the Plan’s Interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss in the Statement of Changes in Net Assets Available for Benefits. For the years ended December 31, 2016 and December 31, 2015, there was $(1,302,275) and $(779,704), respectively, of total net realized gain/loss and net change in unrealized appreciation/depreciation on interest rate swap contracts. As of December 31, 2016, the Trust pledged collateral in the form of cash and treasury securities of $873,000 and $701,700, respectively, to brokers related to interest rate swaps.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

The Trust had credit default swaps outstanding at December 31, 2016 and December 31, 2015. The average notional amount written in the Trust for these contracts for the year ended December 31, 2016 was $31,400,000 and for the year ended December 31, 2015 was $3,403,186. As of December 31, 2016 and December 31, 2015, there was $1,248,490 and $0 of positive fair value on open credit default swap contracts, and $0 and $522 of negative fair value on open credit default swap contracts, respectively. The net fair value of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statements of Net Assets Available for Benefits. The net gain/loss on these derivative instruments is included in the Plan’s Interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss in the Statement of Changes in Net Assets Available for Benefits. For the years ended December 31, 2016 and December 31, 2015, there was $1,041,989 and $27,400, respectively, of total net realized gain/loss and net change in unrealized appreciation/depreciation on credit default swap contracts. As of December 31, 2016, the Trust is owed collateral in the form of cash of $2,059,000, from brokers related to credit default swaps. For the written credit default swaps the recourse provisions are determined either by the ISDA agreements or the exchange. If the Trust is a seller of credit default swaps and a credit event occurs due to the default of the underlying security or the underlying tranche, this would result in a net loss to the Trust. At December 31, 2016, the Trust had credit default swaps outstanding with maximum payout amounts aggregating $67,100,000, with net unrealized appreciation of $1,298,490 and terms as follows: five (5) contracts at five (5) years, one (1) contract at 42 years and two (2) contracts at 47 years.

c. Options
The Trust had Options outstanding at December 31, 2016 and December 31, 2015. The average notional amount purchased and sold in the Trust for these contracts for the year ended December 31, 2016 was $7,100,000 and $42,083,333, respectively, and for the year ended December 31, 2015 was $1,591,667 and $14,216,667, respectively. As of December 31, 2016 and December 31, 2015, there was $243,967 and $27,456 of positive fair value on open option contracts, and $65,822 and $13,937 of negative fair value on open option contracts, respectively. The net gain/loss on these derivative instruments is included in the Plan’s Interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss in the Statement of Changes in Net Assets Available for Benefits. For the years ended December 31, 2016 and December 31, 2015, there was 233,037 and $(79,802), respectively, of total net realized gain/loss and net change in unrealized appreciation/depreciation on option contracts.
5.    Tax Status
The Plan received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) under the Internal Revenue Code for a New Puerto Rico, as amended (the "2011 PR Code") dated March 10, 2016. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the 2011 PR Code. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1081.01(a) of the 2011 PR Code, and, pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes, the Plan's Master Trust is to be considered as an organization as described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Code") and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the PR Treasury pursuant to the provisions of the 2011 PR Code, as appropriate. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Johnson & Johnson Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

6.    Related Party Transactions
Certain Plan investments are shares of CCTs and are managed by State Street Global Advisors, a division of State Street. State Street is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2016 and December 31, 2015, the total market value of investments in the institutional commingled funds allocated to the Plan and managed by State Street was $42,314,385 and $37,930,874, respectively.
The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2016 and December 31, 2015, the fair value of investments in Johnson & Johnson Common Stock was $225,640,890 and $195,620,865, respectively. During the year ended December 31, 2016, the Plan made purchases of $21,751,596 and sales of $15,301,041 of the Company’s common stock. The total dividend income received during 2016 was $6,020,229. The total realized and unrealized gains during 2016 were $4,884,681 and $78,773,018, respectively.
7.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$399,800,058	$351,913,497
Amounts allocated to withdrawing participants	(142,247)	(113,406)
Adjustment of synthetic GIC value from contract value to fair value	-	334,624
Net assets available for benefits per the Form 5500	$399,657,811	$352,134,715
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31, 2016
Benefits paid to participants per the financial statements	$18,808,716
Add: Amounts allocated to withdrawing participants at December 31, 2016 (not yet paid)	142,247
Less: Amounts allocated to withdrawing participants at December 31, 2015	(113,406)
Benefits paid to participants per the Form 5500	$18,837,557
The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2016
Total investment income per the financial statements	$40,610,458
Net change in adjustment from fair value to contract value for synthetic GIC value	(334,624)
Total investment income per the Form 5500	$40,275,834
8.    Subsequent Events
The Plan has assessed subsequent events through June 22, 2017, the date that the financial statements were available to be issued, and has determined that no items require disclosure.